Exhibit 99.1

Bragg’s ORYX Gaming Marks Portugal Entry with Betclic

Debut with iGaming market leader in the regulated territory furthers growth momentum

Toronto, April 7, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), announced today that it has gone live with its exclusive iGaming content portfolio in Portugal with prominent online gaming operator, Betclic. The company’s debut in the Portugal iGaming market represents its seventh regulated European country launch since April 2021.

ORYX’s premium library of slots developed by its in-house studios as well as from its exclusive partners are now available to Betclic’s vast Portuguese player base. ORYX’s diverse online content offerings provide top-end entertainment and excitement for all player preferences.

Betclic is well-established in Portugal and has become a market leader in a country where the online casino segment has seen a steep rise in activity over the last few years, making up the majority of the quarterly total in the latest data published by SRIJ, the Portuguese regulator. This growth is expected to continue with H2 Gambling Capital projecting that the total addressable market for online casino in 2022 is approximately USD $307 million.

Chris Looney, Chief Commercial Officer at Bragg, said: “As we’ve demonstrated with our recent launches in several new markets, our strategy of partnering with market-leading top-tier iGaming operators has led to very promising initial success. We expect that partnering with Betclic for our initial foray into the Portuguese will drive similar success.

“We see great potential in the Portuguese market where online slot play is performing at a high level and continues to grow. Our content will be a great addition to online casino lobbies and will provide a fun experience to local players.”

Geoffroy Villiot, Head of Casino at Betclic, added: “As a leading operator in the market we are working hard to ensure our customers have the best games available and ORYX offers an abundance of titles that will significantly enhance our existing portfolio of content.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games